UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(§240.13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

GRAFTECH INTERNATIONAL LTD.

(Name of the Issuer)

BCP IV GRAFTECH HOLDINGS LP

ATHENA ACQUISITION SUBSIDIARY INC.

GRAFTECH INTERNATIONAL LTD.

BROOKFIELD CAPITAL PARTNERS LTD.

BROOKFIELD CAPITAL PARTNERS IV L.P.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

384313102

(CUSIP Number of Class of Securities)

John D. Moran, Esq. GrafTech International Ltd. Suite 300 Park Center I 6100 Oak Tree Blvd. Independence, Ohio 44131 (216) 676-2000	David Nowak Managing Partner c/o BCP IV GrafTech Holdings LP Brookfield Place, 181 Bay Street, Suite 300 Toronto, Ontario MJ5 2T3 (416) 363-9491

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:

M. Ridgway Barker, Esq. Withers LLP 157 Church Street New Haven, Connecticut 06502 (203) 789–1320	Steven A. Seidman, Esq. Michael A. Schwartz, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8000	Michael J. Aiello, Esq. Jackie Cohen, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$704,729,817.53	$81,889.60

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all issued and outstanding common shares, $0.01 par value, per share (“Shares”), of GrafTech International Ltd., a Delaware corporation (“GrafTech” or the “Company”), at a purchase price of $5.05 per Share in cash, without interest and less any applicable withholding tax. As of May 22, 2015, there were 137,240,008 Shares issued and outstanding. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per Share cash payment of $5.05 for 137,240,008 issued and outstanding Shares other than Shares owned by BCP IV GrafTech Holdings LP, a Delaware limited partnership (“Purchaser”), Athena Acquisition Subsidiary Inc., a Delaware corporation (“Acquisition Sub”) and any of their affiliates, or GrafTech and any of GrafTech’s subsidiaries, plus (b) the product of 524,283 Shares issuable under the Company’s outstanding and unexercised options with an exercise price below $5.05, multiplied by $0.81 per Share (which is equal to the difference between $5.05 per share and $4.24, the exercise price of such options), plus (c) the product of the Company’s 2,226,358 outstanding restricted stock units multiplied by $5.05 per share ((a), (b) and (c) together, the “Transaction Valuation”).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2015, was calculated by multiplying the Transaction Valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid: $ 81,889.60	Filing Party: BCP IV GrafTech Holdings LP and Athena Acquisition Subsidiary Inc.

Form or Registration No.: Schedule TO

This Amendment No. 1 (this “Amendment”) to the Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”), filed by GrafTech, Purchaser and Acquisition Sub with the Securities and Exchange Commission (the “SEC”) on May 26, 2015 relating to the offer (the “Offer”) by Purchaser and Acquisition Sub, disclosed in a Tender Offer Statement under cover of Schedule TO, dated May 26, 2015 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the SEC, to purchase any and all issued and outstanding Shares, upon the terms and conditions set forth in the offer to purchase dated May 26, 2015 (the “Offer to Purchase”) attached as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference, and the related Letter of Transmittal attached as Exhibit (a)(1)(B) to the Schedule TO and incorporated herein by reference. Unless otherwise defined herein, capitalized terms used in this Amendment shall have the meaning given to them in the Schedule 13E-3 or the Offer to Purchase.

On May 26, 2015, the Company filed a Schedule 14D-9 Solicitation/Recommendation Statement (as amended from time to time, the “Schedule 14D-9”) under Section 14(d)(9) of the Securities Exchange Act of 1934, as amended, in response to the Schedule TO. The Schedule 14D-9 is incorporated herein by reference.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Schedule TO and Schedule 14D-9 of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Schedule TO and Schedule 14D-9, including all annexes thereto, is incorporated by reference herein, and the responses to each Item in this Amendment are qualified in their entirety by the information contained in the Schedule TO and Schedule 14D-9 and the annexes thereto.

The Amendment is being filed to amend and restate Items 3, 10 and 11 as reflected below and to amend and supplement Item 16 with additional exhibits.

Item 3.	Identity and Background of Filing Person.

Item 3 (“Identity and Background of Filing Person”) of the Schedule 13E-3 is hereby amended and restated as follows:

(a)	Name and Address: The information set forth in the Schedule 14D-9 under the caption “Item 1. Subject Company Information” and in the Offer to Purchase under the caption “The Tender Offer – Section 8 – Certain Information Concerning the Purchaser Group” is incorporated herein by reference. The subject company is one of the filing persons. The business address and phone number of the directors and executive officers of the Company is the same as that of the Company noted above. The business address and phone number of the directors and executive officers of each member of the Purchaser Group is set forth in the Offer to Purchase under “The Tender Offer – Schedule I – Directors and Executive Officers of the Purchaser Group”.

(b)	Business and Background of Entities: The information set forth in the Offer to Purchase under the captions “The Tender Offer – Section 7 – Certain Information Concerning the Company” and “The Tender Offer – Section 8 – Certain Information Concerning the Purchaser Group” is incorporated herein by reference.

(c)	Business and Background of Natural Persons: The information set forth in the Schedule 14D-9 under the caption “Item 8. Additional Information” and in the Offer to Purchase under “The Tender Offer – Schedule I - Directors and Executive Officers of the Purchaser Group” is incorporated herein by reference.

Item 10.	Source of Funds or Other Consideration.

Subsection (a) of Item 10 (“Source of Funds or Other Consideration”) of the Schedule 13E-3 is hereby amended and restated as follows:

(a)	Source of Funds: The information contained in the Offer to Purchase under the captions “The Tender Offer – Section 9 – Source and Amount of Funds,” “Special Factors – Section 6 – The Merger Agreement; Other Agreements” and “Special Factors – Section 9 – Certain Relationships between the Purchaser Group and the Company” is incorporated herein by reference.

Item 11.	Interests in Securities of the Subject Company.

Item 11 (“Interests in Securities of the Subject Company”) of the Schedule 13E-3 is hereby amended and restated as follows:

(a)	Securities Ownership: The information set forth in the Schedule 14D-9 under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Shares Held by Non-Employee Directors and Executive Officers of the Company” and in the Offer to Purchase under the captions “Special Factors – Section 1 – “Background of the Offer; Past Contacts or Negotiations with the Company,” “Special Factors – Section 6 – The Merger Agreement; Other Agreements” and “Special Factors – Section 9 – Certain Relationships between the Purchaser Group and the Company” is incorporated herein by reference.

(b)	Securities Transactions: The information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 6. Interest in Securities of the Subject Company” and in the Offer to Purchase under the captions “Special Factors – Section 1 – “Background of the Offer; Past Contacts or Negotiations with the Company” and “Special Factors – Section 6 – The Merger Agreement; Other Agreements” is incorporated herein by reference.

Item 16.	Exhibits.

Item 16 (“Exhibits”) of the Schedule 13E-3 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(A)	Complaint filed by Travis J. Kelleher, individually and on behalf of all others similarly situated, on May 22, 2015, in the Court of Common Pleas of the State of Ohio, Cuyahoga County (incorporated herein by reference to Amendment No. 1 to the Schedule TO-T, dated May 26, 2015 filed by Purchaser with the SEC on June 18, 2015).

(a)(5)(B)	Amended Complaint filed by Travis J. Kelleher, individually and on behalf of all others similarly situated, on June 12, 2015, in the Court of Common Pleas of the State of Ohio, Cuyahoga County (incorporated by reference to Amendment No. 1 to the Schedule TO-T, dated May 26, 2015, filed by the Purchaser with the SEC on June 18, 2015).

(a)(5)(C)	Complaint filed by David Widlewski, individually and on behalf of all others similarly situated, on June 2, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Amendment No. 1 to the Schedule TO-T, dated May 26, 2015, filed by the Purchaser with the SEC on June 18, 2015).

(a)(5)(D)	Complaint filed by Walter Watson, individually and on behalf of all others similarly situated, on June 4, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Amendment No. 1 to the Schedule TO-T, dated May 26, 2015, filed by the Purchaser with the SEC on June 18, 2015).

(a)(5)(E)	Complaint filed by Cyhyoung Park, individually and on behalf of all others similarly situated, on June 9, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Amendment No. 1 to the Schedule TO-T, dated May 26, 2015, filed by the Purchaser with the SEC on June 18, 2015).

(a)(5)(F)	Complaint filed by Charles Daeda, individually and on behalf of all others similarly situated, on June 15, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Amendment No. 1 to the Schedule TO-T, dated May 26, 2015, filed by the Purchaser with the SEC on June 18, 2015).

(a)(5)(G)	Complaint filed by Abraham Grinberger, individually and on behalf of all others similarly situated, on June 15, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Amendment No. 1 to the Schedule TO-T, dated May 26, 2015, filed by the Purchaser with the SEC on June 18, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct

GRAFTECH INTERNATIONAL LTD.

By:	/s/ Joel L. Hawthorne
Name:	Joel L. Hawthorne
Title:	Chief Executive Officer

BCP IV GRAFTECH HOLDINGS LP

By:	BPE IV (Non–Cdn) GP LP, its general partner

	By:	Brookfield Capital Partners Ltd., its general partner

		By:	/s/ David Nowak
		Name:	David Nowak
		Title:	Managing Partner

By:	/s/ J. Peter Gordon
Name:	J. Peter Gordon
Title:	Managing Partner

ATHENA ACQUISITION SUBSIDIARY INC.

By:	/s/ David Neiman
Name:	David Neiman
Title:	Senior Vice President

BROOKFIELD CAPITAL PARTNERS LTD.

By:	/s/ David Nowak
Name:	David Nowak
Title:	Managing Partner

By:	/s/ Peter Gordon
Name:	Peter Gordon
Title:	Managing Partner

BROOKFIELD CAPITAL PARTNERS IV L.P.

By:	Brookfield Capital Partners IV GP, Ltd., its general partner

		By:	/s/ David Nowak
David Nowak
Managing Partner

		By:	/s/ Peter Gordon
Peter Gordon
Managing Partner